Filed by American Realty Capital Properties, Inc.

Commission File No. 001-35263

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Subject Company: American Realty Capital Trust IV, Inc.

Commission File No. 000-54947

Explanatory Note

On August 22, 2013, GlobeSt.com published the article below. The article reported on certain statements made by Nicholas S. Schorsch, the Chief Executive Officer and Chairman of the Board of Directors of American Realty Capital Properties, Inc. (the “Company”) and the Chief Executive Officer and Chairman of the Board of Directors of American Realty Capital Trust IV, Inc. (“ARCT IV”), whereby Mr. Schorsch discussed the Company’s pending business combination transactions with each of CapLease, Inc. (the “CapLease Merger”) and ARCT IV (the “ARCT IV Merger”). The ARCT IV Merger is the subject of a registration statement on Form S-4 (file no. 333-190056) containing a joint proxy statement/prospectus, initially filed with the Securities and Exchange Commission (the “SEC”) on July 19, 2013, which registration statement has not been declared effective by the SEC. The article is being filed pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934, as amended.

Schorsch: ARCP Aims to ‘Streamline and Focus’ Strategy

By Paul Bubny | National

NEW YORK CITY-“It’s about streamlining and focusing our strategy to make it better,” Nicholas Schorsch tells GlobeSt.com about recent actions taken at American Realty Capital Properties. Even as the net lease REIT continues its dizzying pace of acquisitions—including mergers with American Realty Capital Trust IV and CapLease—ARCP aims at creating a structure that makes it “not as only as competitive, but more competitive than our peer set,” says its chairman and CEO.

Most recently, as GlobeSt.com reported earlier this week, ARCP announced it would go to internal management once the ARCT IV and CapLease integration is finalized. The company cited the advantages that a self-administration format offers for publicly traded entities of its scale.

ARCP is now “the largest aggregator of net leased assets, particularly the corporate, high credit-quality,” Schorsch says. “That’s who we are.” More than 60% of ARCP’s rank comes from investment grade credits, and 75% of its rents come from rated credits.

Within the REIT’s peer set, “that quality of income is very important,” says Schorsch. “So we believe that we need to have a dedicated management team, and clearly that will create a better trading multiple. We also believe it eliminates any potential conflicts, for people worried about our management team being distracted.” That’s especially true when, in the case of ARCP, “we’ve gone from less than $1 billion of assets at the beginning of the year to nearly $11 billion of assets at the end of the year.”

Earlier this month, Schorsch told Bloomberg that AR Capital LLC, of which he’s also chairman and CEO, was moving away from non-traded net lease REITs, although it has other non-traded vehicles such as New York Recovery REIT, which specializes in Manhattan office properties. At an investor day presentation last month, he had said American Realty Capital Trust V would be the will be the last net-lease program in the non-traded space “for a number of years to come.” The effect, he tells GlobeSt.com, will be to “eliminate conflict between our two platforms.” ARCP, he adds, “will be our only net lease platform by year end.”

Schorsch also clarifies ARCP’s announcement that its board would be keeping an eye toward the impact of the “recent challenging conditions” in the capital markets on its pending transactions, including the ARCT IV deal. “It’s specifically about keeping in tune with macroeconomic conditions: interest rates, how the REIT market is trading, all those other important aspects that matter to our investors,” he says. “We look at it holistically, and we wanted to make sure the investors knew that we were on the job and paying attention.”

Additional Information about the ARCT IV Merger and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed ARCT IV Merger, the Company and ARCT IV filed with the SEC a registration statement on Form S-4 containing a joint proxy statement/prospectus and other documents with respect to the Company’s proposed acquisition of ARCT IV. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED ARCT IV MERGER.

Investors may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by the Company and ARCT IV with the SEC through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by the Company with the SEC are also available free of charge on the Company’s website at http://www.arcpreit.com, and copies of the documents filed by ARCT IV with the SEC are available free of charge on ARCT IV’s website at http://www.arct-4.com.

The Company, ARCT IV and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the Company’s and ARCT IV’s stockholders in respect of the proposed ARCT IV merger. Information regarding the Company’s directors and executive officers can be found in the Company’s definitive proxy statement filed with the SEC on April 30, 2013. Information regarding ARCT IV’s directors and executive officers can be found in ARCT IV’s definitive proxy statement filed with the SEC on April 30, 2013. Additional information regarding the interests of such potential participants is included in the joint proxy statement/prospectus and other relevant documents filed with the SEC in connection with the proposed ARCT IV Merger. These documents are available free of charge on the SEC’s website and from the Company or ARCT IV, as applicable, using the sources indicated above.

Forward-Looking Statements

Information set forth herein (including information included or incorporated by reference herein) contains “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect the Company’s and ARCT IV’s expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, whether and when the Company will become self-managed and the terms of any arrangements related thereto, whether and when the transactions contemplated by either of the merger agreements will be consummated, the combined company’s plans, market and other expectations, objectives, intentions, as well as any expectations or projections with respect to the combined company, including regarding future dividends and market valuations, and estimates of growth, including funds from operations and adjusted funds from operations, and other statements that are not historical facts.

The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of either of the merger agreements; (2) the inability to complete either of the proposed mergers due to the failure to obtain CapLease stockholder approval for the CapLease Merger, Company stockholder approval to issue shares to ARCT IV stockholders in the ARCT IV Merger, ARCT IV stockholder approval of the ARCT IV Merger or the failure to satisfy other conditions to completion of either of the mergers, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of one or both of the mergers; (3) risks related to disruption of management’s attention from the ongoing business operations due to the proposed mergers; (4) the effect of the announcement of the proposed mergers on CapLease’s, ARCT IV’s or the Company’s relationships with its customers, tenants, lenders, operating results and businesses generally; (5) the outcome of any legal proceedings relating to the mergers or the merger agreements; and (6) risks to consummation of the mergers, including the risk that the mergers will not be consummated within the expected time period or at all. Additional factors that may affect future results are contained in the Company’s and ARCT IV’s filings with the SEC, which are available at the SEC’s website at www.sec.gov. The Company and ARCT IV disclaim any obligation to update and revise statements contained in these materials based on new information or otherwise.